FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of August 2004
                                 4 August 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                           Form 20-F X    Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                               Yes         No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX

EXHIBIT NO. 1 Excerpt from the announcement made by British Sky Broadcasting Group plc of its financial results for the year ended June 30, 2004


British Sky Broadcasting Group plc

Consolidated Profit and Loss Account for the year ended 30 June 2004



                                                       Before                            Before
                                                     goodwill    Goodwill           goodwill and     Goodwill
                                                          and         and            exceptional          and       2003
                                                  exceptional exceptional       2004       items  exceptional      Total
                                                        items       items      Total as restated*       items         as
                                               Notes     GBPm        GBPm       GBPm       GBPm          GBPm   restated*
                                                                                                                    GBPm
                                                     (audited)  (audited)   (audited)  (audited)     (audited)  (audited)


Group and share of joint ventures' turnover              3,738          -      3,738      3,263             -      3,263
Less: share of joint ventures' turnover                   (82)          -       (82)       (77)             -       (77)
Group turnover                                   1       3,656          -      3,656      3,186             -      3,186
------------------------------------------------------------------------------------------------------------------------
Operating expenses, net                          2     (3,056)      (119)    (3,175)    (2,822)         (116)    (2,938)
------------------------------------------------------------------------------------------------------------------------

Operating profit                                           600      (119)        481        364         (116)        248
------------------------------------------------------------------------------------------------------------------------
Share of joint venture'  and associates'
operating results                                3         (5)         10          5          3             -          3
Profit on disposal of fixed asset investments    4           -         51         51          -             -          -
Amounts written back to (written off) fixed
asset investments, net                           4           -         24         24          -          (15)       (15)
Profit on ordinary activities before interest
and taxation                                               595       (34)        561        367         (131)        236
------------------------------------------------------------------------------------------------------------------------
Interest receivable and similar income           5          10          -         10          4             -          4
Interest payable and similar charges             5        (91)          -       (91)      (118)             -      (118)
Profit on ordinary activities before taxation              514       (34)        480        253         (131)        122
------------------------------------------------------------------------------------------------------------------------
Tax (charge) credit on profit on ordinary
activities                                       6       (158)          -      (158)       (59)           121         62
Profit on ordinary activities after taxation               356       (34)        322        194          (10)        184
------------------------------------------------------------------------------------------------------------------------
Equity dividends                                 7                             (116)                                   -
Retained profit for the financial year          15                               206                                 184
------------------------------------------------------------------------------------------------------------------------
Earnings per share - basic                                                     16.6p                                9.6p
Earnings per share - diluted                                                   16.6p                                9.5p
------------------------------------------------------------------------------------------------------------------------


*The full year results for 2003 have been restated following the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP trusts" ("UITF 38"). UITF 38 requires that the Company's shares held by the Group's Employee Share Ownership Plan ("ESOP"), which were previously held within fixed asset investments, be presented as a deduction from shareholders' funds. In addition, the charge to the profit and loss account in relation to awards under the Long-Term Incentive Plan ("LTIP"), the Key Contributor Plan ("KCP") and the Equity Bonus Plan ("EBP"), which was previously based on the cost of shares held by the ESOP, is now based on the difference between the market price on the date of grant and the exercise price. The adoption of UITF 38 has been treated as a prior year adjustment with comparative figures being restated accordingly.

There were no recognised gains or losses in either year other than those included within the profit and loss account, with the exception of a prior period adjustment in respect of adoption of UITF 38. The cumulative effect of this adjustment was a GBP12 million reduction to the brought forward profit and loss reserve at 1 July 2003.

Details of movements on reserves are shown in note 15.

The accompanying notes are an integral part of this consolidated profit and loss account.

All results relate to continuing operations.



Consolidated Profit and Loss Account for the three months ended 30 June 2004




                                                                           Three      Before                    Three
                                                                          months     goodwill                  months
                                                  Before    Goodwill    ended 30          and    Goodwill    ended 30
                                            goodwill and         and        June  exceptional         and        June
                                             exceptional exceptional        2004        items exceptional       Total
                                                   items       items       Total as restated*       items as restated*
                                                    GBPm        GBPm        GBPm        GBPm         GBPm        GBPm
                                             (unaudited) (unaudited) (unaudited) (unaudited)   (unaudited) (unaudited)


Group and share of joint ventures' turnover          979           -         979         875           -         875
Less: share of joint ventures' turnover             (20)           -        (20)        (20)           -        (20)
Group turnover                                       959           -         959         855           -         855
---------------------------------------------------------------------------------------------------------------------

Operating expenses, net                            (797)        (32)       (829)       (740)        (23)       (763)

Operating profit                                     162        (32)         130         115        (23)          92
---------------------------------------------------------------------------------------------------------------------

Share of joint ventures' and associates'
operating results                                    (1)          10           9           2           -           2
Amounts written back to fixed asset
investments                                            -           -           -           -           3           3
Profit on ordinary activities before
interest and taxation                                161        (22)         139         117        (20)          97
---------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income                 5           -           5           1           -           1
Interest payable and similar charges                (23)           -        (23)        (25)           -        (25)
Profit on ordinary activities before
taxation                                             143        (22)         121          93        (20)          73
---------------------------------------------------------------------------------------------------------------------

Tax (charge) credit on profit on ordinary
activities                                          (42)           -        (42)        (38)         121          83
Profit on ordinary activities after taxation         101        (22)          79          55         101         156
---------------------------------------------------------------------------------------------------------------------

Equity dividends                                                            (63)                                   -
Retained profit for the period                                                16                                 156
---------------------------------------------------------------------------------------------------------------------

Earnings per share - basic                                                  4.1p                                8.1p
Earnings per share - diluted                                                4.1p                                8.0p
---------------------------------------------------------------------------------------------------------------------



*The results for the three months ended 30 June 2003 have been restated following the adoption of UITF 38.



 Consolidated Balance Sheet at 30 June 2004


                                                          Notes
                                                                                                               2003
                                                                                       2004            as restated*
                                                                                       GBPm                    GBPm
                                                                                  (audited)               (audited)

Fixed assets
Intangible fixed assets                                     8                           417                     536
Tangible fixed assets                                       9                           376                     346
Investments:
Investments in associates                                                      1                      -
Investments in joint
ventures                   : Share of gross assets                            72                     87
                           : Share of gross
                           liabilities                                      (45)                   (59)
                           : Transfer to creditors                             5                      2
Total investments in joint ventures and associates          10                           33                      30
--------------------------------------------------------------------------------------------------------------------
Other fixed asset investments                               10                            2                      44
Total investments                                                                        35                      74
--------------------------------------------------------------------------------------------------------------------
                                                                                        828                     956
--------------------------------------------------------------------------------------------------------------------
Current assets
Stocks                                                      11                          375                     370
Debtors: Amounts falling due within one year                12
                                  - deferred tax asset                                   49                      31
                                  - other                                               321                     363
                                                                                        370                     394
--------------------------------------------------------------------------------------------------------------------
Debtors: Amounts falling due after more than one year       12
                                  - deferred tax asset                                  102                     159
                                  - other                                                42                      64
                                                                                        144                     223
--------------------------------------------------------------------------------------------------------------------
Cash and liquid resources:
                                  - current asset investments                           173                       -
                                  - cash at bank and in hand                            474                      47
                                                                                        647                      47
--------------------------------------------------------------------------------------------------------------------
                                                                                      1,536                   1,034
--------------------------------------------------------------------------------------------------------------------

Creditors: Amounts falling due within one year              13                      (1,170)                   (967)

Net current assets                                                                      366                      67
--------------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                                                 1,194                   1,023
--------------------------------------------------------------------------------------------------------------------

Creditors: Amounts falling due after more than one
year
                  - long-term borrowings                    14                      (1,076)                 (1,152)
                  - accruals and deferred income            14                         (28)                    (20)
                                                                                    (1,104)                 (1,172)
--------------------------------------------------------------------------------------------------------------------

Provisions for liabilities and charges                                                    -                     (3)
                                                                                         90                   (152)
--------------------------------------------------------------------------------------------------------------------

Capital and reserves - equity
Called-up share capital                                     15                          971                     969
Share premium                                               15                        1,437                   2,536
Shares to be issued                                         15                            -                       3
ESOP reserve                                                15                         (30)                    (35)
Merger reserve                                              15                          222                     299
Special reserve                                             15                           14                       -
Profit and loss account                                     15                      (2,524)                 (3,924)
Shareholders' funds (deficit)                               15                           90                   (152)
--------------------------------------------------------------------------------------------------------------------


*The balance sheet as at 30 June 2003 has been restated following the adoption of UITF 38.
The accompanying notes are an integral part of this consolidated balance sheet.


Consolidated Cash Flow Statement for the year ended 30 June 2004

                                                                             Notes
                                                                                                  2004          2003
                                                                                                  GBPm          GBPm
                                                                                             (audited)     (audited)

Net cash inflow from operating activities                                     16a                  882           664
---------------------------------------------------------------------------------------------------------------------

Dividends received from joint ventures                                                               4             4
---------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest received and similar income                                                                 7             3
Interest paid and similar charges                                                                 (89)         (127)
Interest element of finance lease payments                                                           -           (1)
Net cash outflow from returns on investments and servicing of finance                             (82)         (125)
---------------------------------------------------------------------------------------------------------------------

Taxation
UK corporation tax paid                                                                           (55)          (18)
Consortium relief paid                                                                             (3)             -
Net cash outflow from taxation                                                                    (58)          (18)
---------------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                                        (132)          (98)
Receipts from sales of fixed asset investments                                                     116             1
Net cash outflow from capital expenditure and financial investment                                (16)          (97)
---------------------------------------------------------------------------------------------------------------------

Acquisitions and disposals
Funding to joint ventures and associates                                                           (5)          (15)
Repayments of funding from joint ventures and associates                                             6             5
Net cash inflow (outflow) from acquisitions and disposals                                            1          (10)
---------------------------------------------------------------------------------------------------------------------

Equity dividends paid                                                                             (53)             -

Net cash inflow before management of liquid resources and financing                                678           418
---------------------------------------------------------------------------------------------------------------------

Management of liquid resources                                                16c                (511)             1
---------------------------------------------------------------------------------------------------------------------

Financing
Proceeds from issue of Ordinary Shares                                                              20             5
Purchase of own shares for ESOP                                                                   (22)             -
Capital element of finance lease payments                                     16b                  (1)           (2)
Net decrease in debt due after more than one year                             16b                 (75)         (425)
Net cash outflow from financing                                                                   (78)         (422)
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                   16c                   89           (3)
---------------------------------------------------------------------------------------------------------------------
Decrease in net debt                                                          16c                  676           423
---------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of this consolidated cash flow statement.


British Sky Broadcasting Group plc


Notes

1.       Turnover


                                                                                            2004                2003
                                                                                            GBPm                GBPm
                                                                                       (audited)           (audited)

Direct-to-home subscribers                                                                 2,660               2,341
Cable subscribers                                                                            215                 202
Advertising                                                                                  312                 284
Interactive                                                                                  307                 218
Other                                                                                        162                 141
                                                                                           3,656               3,186
---------------------------------------------------------------------------------------------------------------------


2.       Operating expenses, net


                                                                                    Before
                                            Before     Goodwill               goodwill and     Goodwill
                                      goodwill and          and                exceptional          and         2003
                                       exceptional  exceptional          2004        items  exceptional        Total
                                             items        items         Total  as restated        items  as restated
                                              GBPm         GBPm          GBPm         GBPm         GBPm         GBPm
                                         (audited)    (audited)     (audited)    (audited)    (audited)    (audited)

Programming (i)                              1,711            -         1,711        1,604            -        1,604
Transmission and related functions(i)          146            -           146          143            -          143
Marketing                                      396            -           396          400            -          400
Subscriber management                          371            -           371          324            -          324
Administration                                 257          119           376          243          116          359
Betting                                        175            -           175          108            -          108
                                             3,056          119         3,175        2,822          116        2,938
---------------------------------------------------------------------------------------------------------------------

(i) The amounts shown are net of GBP11 million (2003: GBP12 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP28 million (2003: GBP26 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3.       Share of joint ventures' and associates' operating results

Goodwill

A credit of GBP11 million arose on the write back of negative goodwill which had arisen on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited in April 2004, taking the Group's stake in Attheraces to 50%. The remaining net GBP1 million charge relates to amortisation of goodwill arising on the acquisition of certain joint ventures and associates.

4.      Exceptional items


                                                             Credit  Taxation            Credit   Taxation
                                                             before  (charge)      2004 (charge)  (charge)       2003
                                                           taxation    credit     Total taxation    credit     Total
                                                               GBPm      GPBm      GBPm     GBPm      GBPm      GBPm
                                                          (audited) (audited)  (audited)(audited) (audited) (audited)
Release of provision against ITV Digital programming              -         -         -        5      (2)         3
debtors (iii)
Exceptional operating items                                       -         -         -        5       (2)        3
---------------------------------------------------------------------------------------------------------------------

Profit on disposal of fixed asset investments (i)                51         -        51        -         -         -

Amounts written back to (written off) fixed asset                24         -        24     (15)         -      (15)
investments, net  (ii),(iv)
Recognition of deferred tax asset (v)                             -         -         -        -       123       123
Total exceptional items                                          75          -       75     (10)       121       111

---------------------------------------------------------------------------------------------------------------------


2004

Other exceptional items
(i) Profit on disposal of fixed asset investments

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 "Reporting Financial Performance" ("FRS 3") and is therefore recorded as an exceptional item below operating profit.

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

(ii) Amounts written back to (written off) fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, due to the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million. The reduction of GBP33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment as detailed above. The increase of GBP9 million in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

2003

Exceptional operating items
(iii) ITV Digital

The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement by the joint administrators of ITV Digital on 30 April 2002 of the closure of pay television services on the platform and their intention to close the administration. During 2003, the Group received GBP5 million from ITV Digital's administrators and released GBP5 million of its exceptional operating provision accordingly. The reduction is recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

Other exceptional items
(iv) Amounts written off fixed asset investments, net

At 31 December 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP21 million. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3 million, following the agreement to sell its minority investment in July 2003. The reduction is recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5 million, and reduced both its investment and its provision against the investment in these companies accordingly. The reduction is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP3 million, bringing the carrying value of the Group's investment in Open TV to nil. During February and March 2003, the Group disposed of its entire investment in Open TV shares, leading to a nil profit or loss on disposal. The provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

(v) Recognition of deferred tax asset

At 30 June 2003, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there was sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of GBP123 million was recognised as an exceptional item. The credit is recorded as an exceptional item due to the distortion that its inclusion within taxation would have on that line item.

5.       Interest

(a) Interest receivable and similar income

                                                                                                   2004       2003
                                                                                                   GBPm       GBPm
                                                                                              (audited)  (audited)

Group

Interest receivable on cash and liquid resources                                                      8          2

Other interest receivable and similar income                                                          1          1

                                                                                                      9          3
---------------------------------------------------------------------------------------------------------------------

Joint ventures and associates

Share of joint ventures' and associates' interest receivable                                          1          1
---------------------------------------------------------------------------------------------------------------------

Total interest receivable and similar income                                                         10          4
---------------------------------------------------------------------------------------------------------------------


(b) Interest payable and similar charges

                                                                                                   2004        2003
                                                                                                   GBPm        GBPm
                                                                                              (audited)   (audited)

Group
On bank loans, overdrafts and other loans repayable within five years, not by instalments:

- GBP200 million revolving credit facility ("RCF") (i)                                                2           2

- GBP750 million RCF  (ii)                                                                            -          27

- GBP600 million RCF (ii)                                                                             6           4

US$650 million of 8.200% Guaranteed Notes, repayable in 2009                                         30          31

GBP100 million of 7.750% Guaranteed Notes, repayable in 2009                                          8           8

US$600 million of 6.875% Guaranteed Notes, repayable in 2009                                         30          30

US$300 million of 7.300% Guaranteed Notes, repayable in 2006                                         14          14

Finance lease interest                                                                                -           1

Other interest payable and similar charges                                                            -           1

                                                                                                     90         118
----------------------------------------------------------------------------------------------------------------------
Joint ventures and associates

Share of joint ventures' and associates' interest payable                                             1           -
----------------------------------------------------------------------------------------------------------------------

Total interest payable and similar charges                                                           91         118
----------------------------------------------------------------------------------------------------------------------


(i) In March 2003, the Group voluntarily cancelled GBP100 million of its GBP300 million RCF. The remaining GBP200 million RCF expired without being renewed on 29 June 2004.

(ii) In March 2003,  the Group  entered  into a GBP600 million RCF.  This
facility was used to cancel the previous   GBP750 million RCF, which was
entered into in July 1999. The facility is available for general corporate purposes, but was undrawn at 30 June 2004. It is due to expire in March 2008.


6.       Taxation

                                                  Tax charge                       Tax charge
                                                    (credit)                      (credit) on
                                                   on profit                    profit before
                                                      before Exceptional          exceptional Exceptional       2003
                                                 exceptional  tax charge     2004    items as tax charge       Total
                                                       items    (credit)     Total   restated    (credit) as restated
                                                        GBPm       GBPm       GBPm       GBPm       GBPm         GBPm
                                                   (audited)   (audited)  (audited)  (audited)  (audited)   (audited)


Current tax
UK corporation tax                                      127            -       127         85           2         87
Adjustment in respect of prior years                    (8)            -       (8)          -           -          -
Total current tax charge                                119            -       119         85           2         87
---------------------------------------------------------------------------------------------------------------------
Deferred tax
Origination and reversal of timing differences           34            -        34       (26)       (123)      (149)
Increase (decrease) in estimate of recoverable            5            -         5        (2)           -        (2)
deferred tax asset in respect of prior years
Total deferred tax charge (credit)                       39            -        39       (28)       (123)      (151)
---------------------------------------------------------------------------------------------------------------------
Share of joint ventures' and associates' tax              -            -         -          2           -          2
charge
---------------------------------------------------------------------------------------------------------------------
                                                        158            -       158         59       (121)       (62)
---------------------------------------------------------------------------------------------------------------------

All taxation relates to UK corporation tax.

7.       Equity dividends

                                                                                                   2004       2003
                                                                                               (audited) (audited)
                                                                                                   GBPm        GBPm

Interim dividend paid of 2.75p (2003: nil) per Ordinary Share                                        53          -
Final dividend proposed of 3.25p (2003: nil) per Ordinary Share                                      63          -

                                                                                                    116          -
---------------------------------------------------------------------------------------------------------------------

The ESOP has waived its rights to dividends.

8.       Intangible fixed assets

The movement in the year was as follows:

                                                                                                            Goodwill
                                                                                                                GBPm
                                                                                                           (audited)

Net book value at 1 July 2003 (i)                                                                                536
Amortisation charge (ii)                                                                                       (119)
Net book value at 30 June 2004                                                                                   417
---------------------------------------------------------------------------------------------------------------------


(i) Goodwill of GBP272 million, GBP543 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with Group strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.

(ii) At 30 June 2004, the Group made a provision of GBP3 million, included within amortisation, against goodwill which arose on the acquisition of Planetfootball.com Limited (a company which provides website services to the sports industry), reducing the carrying value to nil. The provision was made as a result of an impairment review which showed that the expected future cash flows of the business would not support a carrying value for the goodwill.

9.       Tangible fixed assets

The movement in the year was as follows:

                                              Freehold          Short      Equipment,       Assets in
                                                  land      leasehold        fixtures       course of
                                         and buildings   improvements    and fittings    construction          Total
                                                  GBPm           GBPm            GBPm            GBPm           GBPm
                                             (audited)      (audited)       (audited)       (audited)      (audited)

Net book value as at 1 July 2003                    36             35             246              29            346
Additions                                            -              -              61              72            133
Disposals                                            -              -             (1)               -            (1)
Depreciation                                       (1)            (3)            (98)               -          (102)
Net book value as at 30 June 2004                   35             32             208             101            376
---------------------------------------------------------------------------------------------------------------------


10.      Fixed asset investments

                                                                                                                2003
                                                                                                 2004    as restated
                                                                                                 GBPm           GBPm
                                                                                            (audited)       (audited)


Investments in joint ventures and associates                                                       33             30
Other investments                                                                                   2             44
Total fixed asset investments                                                                      35             74
---------------------------------------------------------------------------------------------------------------------


11.      Stocks

                                                                                                  2004          2003
                                                                                                  GBPm          GBPm
                                                                                             (audited)     (audited)

Television programme rights                                                                        322           337
Set-top boxes and related equipment                                                                 49            29
Raw materials and consumables                                                                        2             2
Other goods held for resale                                                                          2             2
                                                                                                   375           370
---------------------------------------------------------------------------------------------------------------------

At least 87% (2003: 79%) of the existing television programme rights at 30 June 2004 will be amortised within one year.


12.      Debtors

                                                                                              2004              2003
                                                                                              GBPm              GBPm
                                                                                         (audited)         (audited)

Amounts falling due within one year
Trade debtors                                                                                  165               171
Amounts owed by joint ventures and associates                                                    8                16
Amounts owed by other related parties                                                            2                 -
Other debtors                                                                                    3                 6
Prepaid programme rights                                                                        35                54
Prepaid transponder rentals                                                                     15                17
Advance corporation tax                                                                          -                40
Deferred tax asset                                                                              49                31
Other prepayments and accrued income                                                            93                59
                                                                                               370               394
---------------------------------------------------------------------------------------------------------------------

Amounts falling due after more than one year
Prepaid programme rights                                                                         6                 3
Prepaid transponder rentals                                                                     30                49
Deferred tax asset                                                                             102               159
Other prepayments and accrued income                                                             6                12
                                                                                               144               223
---------------------------------------------------------------------------------------------------------------------

13.      Creditors: Amounts falling due within one year

                                                                                              2004              2003
                                                                                              GBPm              GBPm
                                                                                         (audited)         (audited)

Trade creditors                                                                                390               323
Amounts due to joint ventures and associates                                                     8                 1
Amounts due to related parties                                                                  40                25
UK corporation tax                                                                              48                28
VAT                                                                                             92                62
Social security and PAYE                                                                         8                 -
Proposed dividend                                                                               63                 -
Defined contribution pension scheme creditor                                                     1                 1
Other creditors                                                                                 60                54
Accruals and deferred income                                                                   460               473
                                                                                             1,170               967
---------------------------------------------------------------------------------------------------------------------

Included within trade creditors are GBP250 million (2002: GBP226 million) of US dollar-denominated programme creditors. At least 80% (2003: 90%) of these were covered by forward rate currency contracts.


14.      Creditors: Amounts falling due after more than one year


                                                                                               2004             2003
                                                                                               GBPm             GBPm
                                                                                          (audited)        (audited)

Long-term borrowings
GBP600 million RCF                                                                                -               75
US$650 million of 8.200% Guaranteed Notes, repayable in 2009                                    413              413
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009                                    100              100
US$600 million of 6.875% Guaranteed Notes, repayable in 2009                                    367              367
US$300 million of 7.300% Guaranteed Notes, repayable in 2006                                    189              189
Obligations under finance leases                                                                  7                8
                                                                                              1,076            1,152
---------------------------------------------------------------------------------------------------------------------
Other
Accruals and deferred income                                                                     28               20
---------------------------------------------------------------------------------------------------------------------
                                                                                              1,104            1,172
---------------------------------------------------------------------------------------------------------------------

In March 2003, the Group entered into a GBP600 million RCF. This facility was used to cancel a GBP750 million RCF, which had been agreed in July 1999, and can be used for general corporate purposes. The GBP600 million facility has a maturity date of March 2008, and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate ("LIBOR"), dependent on the Group's Net debt:EBITDA leverage ratio (as defined in the loan agreement). Until June 2004, the margin was fixed at 1.125%, and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

Also in March 2003, the Group voluntarily cancelled GBP100 million of the GBP300 million March 2001 RCF. The remaining GBP200 million RCF expired without being renewed on 29 June 2004.

15.      Reconciliation of movement in shareholders' funds

Movement in shareholders' funds includes all movements in reserves.

                                                                                                                Total
                                                                                                              equity
                                                        Shares                                    Profit shareholders'
                                     Share      Share    to be     ESOP    Merger    Special    and loss      funds
                                   capital   premium    issued  reserve   reserve    reserve     account   (deficit)
                                      GBPm      GBPm      GBPm     GBPm      GBPm       GBPm        GBPm       GBPm
                                  (audited) (audited) (audited) (audited) (audited) (audited)   (audited)  (audited)

At 1 July 2003 - as previously
stated                                 969      2,536         3        -        299          -   (3,912)       (105)
Prior year adjustment                    -          -         -     (35)          -          -      (12)        (47)
At 1 July 2003 as restated             969      2,536         3     (35)        299          -   (3,924)       (152)
---------------------------------------------------------------------------------------------------------------------
Issue of share capital                   2         21       (3)        -          -          -         -          20
ESOP shares utilised                     -          -         -       27          -          -        11          38
ESOP shares purchased                    -          -         -     (22)          -          -         -        (22)
Profit for the financial year            -          -         -        -          -          -       322         322
Dividends                                -          -         -        -          -          -     (116)       (116)
Share premium reduction                       (1,120)         -        -          -         14     1,106           -
Transfer from merger reserve             -          -         -        -       (77)          -        77           -
At 30 June 2004                        971      1,437         -     (30)        222         14   (2,524)          90
---------------------------------------------------------------------------------------------------------------------

Share premium reduction
On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit.

Share option schemes
During the period the Company issued shares with a market value of GBP26 million (2003: GBP6 million) in respect of the exercise of options awarded under various share option schemes, with GBP20 million (2003: GBP5 million) received from employees.

At 30 June 2004, the Group's ESOP held 4,747,515 Ordinary Shares in the Company at an average value of GBP6.25 per share. The 4,339,497 shares utilised during the period relate to the exercise of LTIP, KCP and Executive Share Option Scheme awards. As a result of the adoption of UITF 38, the Group's ESOP shares, which were previously held within investments, are now presented as a deduction from shareholders' funds. In addition, the brought forward profit and loss reserve at 1 July 2003 was reduced by GBP12 million. The impact of adopting UITF 38 was accordingly to reduce net assets at 1 July 2003 by GBP47 million, and to reduce profit for the year to 30 June 2003 by GBP6 million.

16.      Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash flows

                                                                                        Before
                                                                                      goodwill
                                                      Before                               and  Goodwill
                                                    goodwill    Goodwill           exceptional       and
                                                         and         and                 items    excep-        2003
                                                 exceptional exceptional        2004        as    tional       Total
                                                       items       items       Total  restated     items as restated
                                                        GBPm        GBPm        GBPm      GBPm      GBPm        GBPm
                                                   (audited)   (audited)    (audited) (audited) (audited)   (audited)

Operating profit                                         600       (119)        481        364      (116)        248
Depreciation                                             102           -        102         98          -         98
Amortisation of goodwill and other intangible
fixed assets                                               -         119        119          -        121        121
Loss on disposal of fixed assets                           1           -          1          -          -          -
(Increase) decrease in stock                             (5)           -        (5)         44          -         44
Decrease in debtors                                       17           -         17         88          -         88
Increase in creditors                                    170           -        170         66          -         66
Decrease in provision                                    (3)           -        (3)        (1)          -        (1)
Net cash inflow from operating activities                882           -        882        659          5        664
---------------------------------------------------------------------------------------------------------------------


(b) Analysis of changes in net debt

                                                                                           At                     At
                                                                                       1 July                30 June
                                                                                         2003   Cash flow       2004
                                                                                         GBPm        GBPm       GBPm
                                                                                    (audited)   (audited)  (audited)

Overnight deposits                                                                         33          40         73
Other cash                                                                                 14          49         63
                                                                                           47          89        136
---------------------------------------------------------------------------------------------------------------------

Short-term deposits                                                                         -         338        338
Commercial paper                                                                            -         173        173
Cash and liquid resources                                                                  47         600        647
---------------------------------------------------------------------------------------------------------------------

Debt due after more than one year                                                     (1,144)          75    (1,069)
Capital element of finance leases                                                         (8)           1        (7)
Total debt and capital element of finance
leases                                                                                (1,152)          76    (1,076)
---------------------------------------------------------------------------------------------------------------------

Total net debt                                                                        (1,105)         676      (429)
---------------------------------------------------------------------------------------------------------------------

(c) Reconciliation of net cash flow to movement in net debt

                                                                                                     2004       2003
                                                                                                     GBPm       GBPm
                                                                                                (audited)  (audited)

Increase (decrease) in cash                                                                            89        (3)
Increase (decrease) in short-term deposits                                                            338        (1)
Increase in commercial paper                                                                          173          -
Cash outflow resulting from decrease in debt and lease financing                                       76        427
Decrease in net debt                                                                                  676        423

---------------------------------------------------------------------------------------------------------------------
Net debt at beginning of year                                                                     (1,105)    (1,528)
Net debt at end of year                                                                             (429)    (1,105)
---------------------------------------------------------------------------------------------------------------------


16.     Notes to consolidated cash flow statement (continued)

(d) Major non-cash transactions

2004
Share premium reduction
On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit.

WAPTV
On 30 September 2003, the Company issued 338,755 (2003: 169,375) Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

2003
Issue of shares - deferred consideration for BiB
On 11 November 2002, the Company issued 43.2 million shares with a fair value of GBP253 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

17.       Post balance sheet events

Potential legal claim
The Group anticipates issuing and serving a claim in the near future for a material amount against an information and technology solutions provider, which had provided services to the Group as part of the Group's investment in Customer Relationship Management ("CRM") software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

Capital investment programme
The Group intends to invest an additional approximately GBP450 million on capital expenditure over the four years to 30 June 2008, in order to support its long-term growth. This is in addition to ongoing core maintenance capital expenditure which is expected to remain at about GBP100 million per annum over the same period. The additional expenditure will principally relate to enhancement of Sky's Osterley campus, a new call centre and training facility, and continuation of the current CRM and Advanced Technology Centre projects.

18.      Basis of presentation

The Consolidated Profit and Loss Account presentation includes the Group's results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.

 --------
This financial information does not constitute statutory accounts for the purpose of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2004 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2004, which have not yet been filed with the Registrar of Companies, but on which the auditors gave an unqualified report, and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, on 3 August 2004. The preliminary announcement was approved by the Board of Directors on 3 August 2004.

The financial information for the three months ended 30 June 2004 and 30 June 2003 is unaudited.

The financial information for the year ended 30 June 2003 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2003, with the exception of the restatement arising from the change in accounting policy described above. The statutory accounts on which the auditors gave an unqualified report and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, have been filed with the registrar of Companies.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 4 August 2004                          By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary